# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BROOKFIELD INFRASTRUCTURE PARTNERS L.P., CIK 0001406234
CUSIP: G16252101
Title of class of securities: Limited Partnership Units
Address of issuer's principal executive offices: 73 Front Street, Fifth Floor, Hamilton, Bermuda (D0), HM 12
Date of event which requires filing of this statement: 12/24/2024
Amends the filing with accession number 0000909567-08-000100
Filed by CIK 0001001085
Persons authorized to receive notices and communications: Swati Mandava, Brookfield Corp, Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario Canada (A6), M5J 2T3, (416) 363-9491

## Reporting persons
- BROOKFIELD CORPORATION (CIK 0001001085): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 207,999,242; sole dispositive power 0; shared dispositive power 207,999,242; aggregate amount beneficially owned 207,999,242 (31.3% of the class)
  Comment: In reference to Rows 8, 10 and 11 above, this amount includes 1,399,230 limited partnership units (Units) of Brookfield Infrastructure Partners L.P. (the Partnership or the Issuer) owned directly or indirectly by Brookfield Corporation (Brookfield) and 3,287,267 Units held by Brookfield Wealth Solutions, a paired entity to Brookfield (BNT). This amount also includes 150,395,486 redeemable partnership units of Brookfield Infrastructure L.P. (RPUs) owned by BIP REU Holdings (2015) L.P., a wholly-owned subsidiary of Brookfield, 23,343,155 RPUs owned by BIP REU Holdings (2016) L.P., a wholly-owned subsidiary of Brookfield, 9,192,061 RPUs owned by BIP REU Holdings (2019) L.P., a wholly-owned subsidiary of Brookfield, and 7,369,254 RPUs owned by Brookfield Investments Corporation, a wholly-owned subsidiary of Brookfield. This amount further includes 1,500,000 Class A.2 Shares (as defined in Item 4) beneficially owned by Brookfield and 11,512,789 Class A.2 Shares beneficially owned by BIPC Holding LP, a wholly-owned subsidiary of Brookfield.
  Each Class A.2 Share is exchangeable at the option of the holder for a Unit or a Class A Share (as defined in Item 4) under certain circumstances. Each Class A Share is exchangeable at the option of the holder for one Unit (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of BIPC). Each RPU is currently exchangeable for one Unit under certain circumstances.
  In reference to Row 13 above, as of December 27, 2024, there were approximately 461,778,534 Units outstanding. Percentage assumes the exchange of the 190,299,956 RPUs and 13,012,789 Class A.2 Shares beneficially owned by Brookfield as of December 27, 2024.
- BAM PARTNERS TRUST (CIK 0001861643): type of reporting person: other (OO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 207,999,242; sole dispositive power 0; shared dispositive power 207,999,242; aggregate amount beneficially owned 207,999,242 (31.3% of the class)
  Comment: In reference to Rows 8, 10 and 11 above, this amount includes the Units, RPUs and Class A.2 Shares beneficially owned by Brookfield.
  In reference to Row 13 above, as of December 27, 2024, there were approximately 461,778,534 Units outstanding. Percentage assumes the exchange of the 190,299,956 RPUs and 13,012,789 Class A.2 Shares beneficially owned by Brookfield as of December 27, 2024.

## Item 1. Security and Issuer
Title of class of securities: Limited Partnership Units
Name of issuer: BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
Address of issuer's principal executive offices: 73 Front Street, Fifth Floor, Hamilton, Bermuda (D0), HM 12
Comment:
Explanatory Note
This Amendment No. 12 (this "Amendment No. 12") to Schedule 13D is being filed by Brookfield Corporation ("Brookfield") and BAM Partners Trust (the "BAM Partnership") and together with Brookfield, the "Reporting Persons") to reflect, among other things, (i) the change in name from Brookfield Asset Management Inc. to Brookfield Corporation and (ii) the completion on December 24, 2024 of the previously announced plan of arrangement (the "Arrangement") as described further in Item 4.

Information and defined terms reported in the original Schedule 13D, as amended through Amendment No. 12 thereto (the "Schedule 13D"), remain in effect except to the extent that it is amended or superseded by information or defined terms contained in this Amendment No. 12

## Item 2. Identity and Background
Name of person filing: Item 2(a) of the original Schedule 13D is hereby amended to reflect the renaming of Brookfield Asset Management Inc. as "Brookfield Corporation".
Residence or business address:
Item 2(b)-(c), (f) of the original Schedule 13D is hereby to reflect the renaming of Brookfield Asset Management Inc. as "Brookfield Corporation" and supplemented as follows:
Schedule I to this Amendment No. 12 sets forth a list of updated names of directors and executive officers of Brookfield (to be included as "Scheduled Persons" for purposes of this Schedule 13D), and their respective principal occupations, addresses, and citizenships.
Criminal convictions in the last five years:
Item 2(d)-(e) of the original Schedule 13D is hereby amended to reflect the renaming of Brookfield Asset Management Inc. as "Brookfield Corporation" and supplemented as follows:
During the last five years, none of Reporting Persons and, to their respective knowledge, none of the Scheduled Persons, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the original Schedule 13D is hereby supplemented as follows:

The information set forth in Item 3 of this Amendment No. 12 is hereby incorporated by reference.

This Amendment No. 5 is being filed in connection with the previously announced Arrangement, contemplated by an arrangement agreement dated as of October 9, 2024 among Brookfield Infrastructure Corporation, the Partnership, Brookfield and 1505109 B.C. Ltd. (which, upon closing of the Arrangement, was renamed "Brookfield Infrastructure Corporation" ("BIPC")).

As a result of the Arrangement, which was consummated on December 24, 2024, among other things, (i) the public holders (i.e., those holders other than Brookfield and its subsidiaries) of class A exchangeable subordinate voting shares (the "Old Class A Shares") of Brookfield Infrastructure Corporation (which, upon closing of the Arrangement, was renamed "Brookfield Infrastructure Holdings Corporation" ("Old BIPC")) exchanged their Old Class A Shares on a one-for-one basis for class A exchangeable subordinate voting shares (the "Class A Shares") of BIPC; (ii) Brookfield and its subsidiaries exchanged their Old Class A Shares on a one-for-one basis for class A.2 exchangeable non-voting shares of Old BIPC ("Class A.2 Shares"), which are exchangeable for Units or Class A Shares on a one for one basis, subject to the Ownership Cap (as defined below); (iii) the Old Class A Shares were delisted from the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE"); (iv) the Class A Shares were listed on the TSX and the NYSE under the symbol "BIPC" (the ticker symbol previously used for the Old Class A Shares); and (v) BIPC became a reporting issuer in Canada; and (vi) BIPC became a successor issuer to Old BIPC by operation of Rule 12g-3(a) promulgated under the Exchange Act.

As a result of the Arrangement, Brookfield and its subsidiaries own or exercise control or direction over approximately 13,012,789 Class A.2 Shares. The Class A.2 Shares held by Brookfield and its subsidiaries will be subject to a restriction that limits the exchange by Brookfield and its subsidiaries of Class A.2 Shares such that exchanges by Brookfield and its subsidiaries may not result in Brookfield and its subsidiaries owning 9.5% or more of the aggregate fair market value of all issued and outstanding shares of BIPC (the "Ownership Cap").

BIP REU Holdings (2016) LP (the "Borrower") is a party to a loan agreement (the "Loan Agreement") with certain indirect wholly-owned subsidiaries of BNT (the "Lenders"), in the principal amount of US$300,000,000. The facility under the Loan Agreement is secured by a pledge pursuant to a limited partnership charge (the "Pledge Agreement") by the Borrower of 18,963,338 RPUs (such pledged shares, the "Collateral Units"). The Collateral Units represent less than 3% of Brookfield's holdings of Units on a fully diluted basis. The facility under the Loan Agreement is payable in full on April 30, 2025, subject to extension in accordance with the terms of the Loan Agreement. Upon the occurrence of certain events that are customary for this type of loan, the Lenders may exercise their rights to require the Borrower to pre-pay the loan proceeds or post additional collateral, or foreclose on, and dispose of, the Collateral Units in accordance with the terms of the Loan Agreement and the Pledge Agreement.
All voting rights and rights to receive dividends or distributions with respect to the Collateral Units will remain with the Borrower unless an event of default under the Loan Agreement has occurred and is continuing.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) of the Schedule 13D are hereby amended as follows:

(a)-(b) The information relating to the beneficial ownership of the Units by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto (and the footnotes thereto) is incorporated by reference herein. Assuming that all of the RPUs of Holding LP were exchanged for Units pursuant to the redemption-exchange mechanism and all Class A.2 Shares held by the Reporting Persons were exchanged for Units, as of December 27, 2024, the Reporting Persons may be deemed to be the beneficial owners of 207,999,242 Units, and such Units would constitute approximately 31.3% of the issued and outstanding Units based on the number of Units outstanding as of December 27, 2024. Brookfield holds the Units, RPUs and Class A.2 Shares, as applicable, directly or in one or more wholly-owned subsidiaries.
Transactions in the class effected during the past sixty days: (c) Except as described herein, there have been no transactions by the Reporting Persons in the Units during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 12 is hereby incorporated by reference.

Holders of Class A Shares are entitled to exchange their Class A Shares for an equivalent number of Units (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of BIPC) at any time. The Partnership may elect to satisfy BIPC's exchange obligation by acquiring such tendered Class A Shares for an equivalent number of Units (subject to adjustment to reflect certain capital events) or its cash equivalent. On December 24, 2024, Wilmington Trust, National Association and Brookfield entered into the Rights Agreement (the "Rights Agreement") pursuant to which Brookfield has agreed that, until March 31, 2025, it will, under certain circumstances, satisfy, or cause to be satisfied, the obligations pursuant to BIPC's articles of incorporation to exchange Class A Shares for Units or its cash equivalent.

Brookfield and BNT have agreed that all decisions to be made by BNT with respect to the voting of the Units held by BNT will be made jointly by mutual agreement of the applicable BNT subsidiary and Brookfield (the "Voting Agreement").

As of December 27, 2024, Brookfield may deliver up to 106,026,331 Units to satisfy exchanges of Class A Shares in accordance with the terms of the Rights Agreement.
The foregoing summaries of the Rights Agreement and the Voting Agreement described in this Item 6 do not purport to be complete and, as such, are qualified in their entirety by the Rights Agreement and the Voting Agreement, set forth in Exhibits 14 and 15 hereto and incorporated in this Item 6 by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 14 Rights Agreement, dated December 24, 2024, by and between Brookfield Corporation and Wilmington National Trust, N.A. (incorporated by reference to Exhibit 99.2 of Brookfield Infrastructure Corporation's Form 6-K filed with the SEC on December 27, 2024).
Exhibit 15 Voting Agreement, dated September 29, 2023, between Brookfield Corporation and Brookfield Wealth Solutions Ltd. (formerly Brookfield Reinsurance Ltd.).
Exhibit 16 Joint Filing Agreement, dated December 27, 2024.
Exhibit 17 Schedule I.

## Signatures
- BROOKFIELD CORPORATION: /s/ Swati Mandava, Swati Mandava, Managing Director, Legal and Regulatory (12/27/2024)
- BAM PARTNERS TRUST: by its trustee, BAM CLASS B PARTNERS INC., Kathy Sarpash, Secretary (12/27/2024)
- BAM PARTNERS TRUST: /s/ Kathy Sarpash, Kathy Sarpash, Secretary (12/27/2024)